

June 28, 2013

<u>Via E-mail</u>
Renyan Ge
Chief Executive Officer
XcelMobility, Inc.
303 Twin Dolphins Drive, Suite 600
Redwood City, CA 94065

> **Re: XcelMobility, Inc.**
> **Form 8-K, Item 4.02**
> **Filed June 21, 2013**
> **File No. 000-54333**

Dear Mr. Ge:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Your disclosures indicate that you received notices on May 29, 2013 and April 2, 2013, from your predecessor and current auditors, respectively. Please note that the Form 8-K is required to be filed within four business days after occurrence of the event. See paragraph B.1. of the General Instructions to Form 8-K.

2.   Your disclosure indicates that "action should be taken to prevent future reliance" on prior financial statements. Please note that the disclosure in your Form 8-K must specifically state which financial statements should "no longer be relied upon." See Item 4.02(b)(2) of Form 8-K. Please amend your filing accordingly.

3.   Please amend your filing to identify the specific financial statements that should no longer be relied upon. In this regard, you should also disclose each of the interim periods that should no longer be relied upon. See Item 4.02(b)(2) of Form 8-K.

Renyan Ge
XcelMobility, Inc.
June 28, 2013
Page 2

4.   We note your disclosure that on May 29, 2013, EFP conveyed to you discrepancies and/or issues relating to the Company's financial records. Please explain to us the nature of these discrepancies and issues. In your response, please provide us with a copy of the letter that was provided to the Commission by EFP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions, please contact me at (202) 551-3739.

                                Sincerely,

                                /s/ Ryan Rohn

                                Ryan Rohn
                                Staff Accountant